UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Eiger BioPharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
 (Title of Class of Securities)

28249U105
 (CUSIP Number)

August 19, 2024
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249U105

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
Moshe Arkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
149,371

	6	SHARED VOTING POWER
--

	7	SOLE DISPOSITIVE POWER
149,371

	8	SHARED DISPOSITIVE POWER
--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
149,371

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
10.09%*

12	TYPE OF REPORTING PERSON:
IN

* Based on 1,480,797 shares of Common Stock outstanding as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 24, 2024.

Item 1.	(a)	Name of Issuer:

Eiger BioPharmaceuticals, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2155 Park Boulevard
Palo Alto, California 94306

Item 2.	(a)	Name of Person Filing:

Moshe Arkin

(b)	Address of Principal Business Office:

11 Hamenofim Street, Building B, 9th Floor
Herzliya Pituach 46724
Israel

(c)	Citizenship or Place of Incorporation:

Israel

(d)	Title of Class of Securities:

Common Stock, par value $0.001per share

(e)	CUSIP Number:

28249U105

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page.

The securities reported herein are beneficially owned as follows:

•	149,371 shares of Common Stock, representing a total of 10.09% of the total shares of Common Stock outstanding, are held by Mr. Moshe Arkin through his individual retirement account.

(b)	Percent of class:

See row 11 of cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 26, 2024

/s/ Moshe Arkin
Moshe Arkin